Rule 424(B)(5)
SEC File No: 333-65220

STICKER ADDENDUM TO PROSPECTUS SUPPLEMENT OF
GUITAR CENTER, INC.

        The sole purpose of this Addendum dated June 12, 2003 is to replace certain information set forth in the Prospectus Supplement dated June 10, 2003 (the "Prospectus Supplement") of Guitar Center, Inc. This Addendum is part of, and must be read in conjunction with, the Prospectus Supplement. Capitalized terms used in this Addendum have the meanings set forth in this Addendum or the Prospectus Supplement.

The fifth paragraph on the facing cover page of the Prospectus Supplement is revised to read as follows:

          On or after July 15, 2006, we have the option to redeem all or a portion of the notes at the redemption prices set forth herein, plus accrued and unpaid interest to, but not including, the date of redemption.

The section of the Prospectus Supplement entitled "Redemption of Notes at Our Option" on page S-4 is revised to read as follows:

Redemption of Notes at Our Option	On or after July 15, 2006, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days' prior notice, at the redemption prices as described in this prospectus supplement, plus accrued and unpaid interest to, but not including, the date of redemption. For more information about redemption of the notes at our option, see "Description of Notes—Redemption Rights.

The section of the Prospectus Supplement entitled "Redemption Rights" on page S-24 is revised to read as follows:

  Redemption Rights

          We must repay the notes in cash at their stated maturity on July 15, 2013, unless earlier converted, repurchased or redeemed in accordance with the indenture. The circumstances in which we may redeem the notes prior to their stated maturity are described below.

          We will have the right to redeem the notes in whole or in part, at any time or from time to time, on or after July 15, 2006 upon not less than 30 nor more than 60 days' prior notice by mail, at the following prices expressed as a percentage of the principal amount:

Redemption Period	Price (%)
Beginning on July 15, 2006 and ending on July 14, 2007	101.60%
Beginning on July 15, 2007 and ending on July 14, 2008	100.80%

  and 100.00% if redeemed on or after July 15, 2008. In each case, we will pay accrued and unpaid interest (including contingent interest), if any, to, but not including, the redemption date.

          If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed by lot, on a pro rata basis or by another method the trustee considers appropriate.

          If the trustee selects a portion of a holder's note for partial redemption and such holder converts a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

          In the event of any redemption, we will not be required to:

    •
    issue, register the transfer of or exchange any note during a period beginning at the opening of business 15 days before any selection of notes for redemption and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of notes to be so redeemed, or

    •
    register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or related prospectus. Any representation to the contrary is a criminal offense.

Addendum Dated June 12, 2003